C&F FINANCIAL CORPORATION

January 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:C&F Financial Corporation

Registration Statement on Form S-3, as amended

Initially Filed December 18, 2024

File No. 333-283895

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 31, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 2, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw such request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Susan Ancarrow of Troutman Pepper Locke LLP at (804) 697-1861.

Sincerely,

C&F FINANCIAL CORPORATION

By:	/s/ Jason E. Long
Jason E. Long
Executive Vice President, Chief Financial Officer and Secretary

cc:Susan S. Ancarrow, Troutman Pepper Locke LLP

Seth A. Winter, Troutman Pepper Locke LLP

Thomas F. Cherry, C&F Financial Corporation

Jason E. Long, C&F Financial Corporation